Baker & McKenzie LLP 805 Third Avenue New York, New York 10022, USA Tel: +1 212 751 5700 Fax: +1 212 751 9133 www.bakernet.com

July 27, 2009

VIA FACSIMILE AND EDGAR

Terence O’Brien, Branch Chief

Jenn Do, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:          Xinyuan Real Estate Co., Ltd. (the “Company”)

                 Form 20-F for the fiscal year ended December 31, 2008

                 Filed June 26, 2009

                 File No. 1-33863 (the “Form 20-F”)

Dear Mr. O’Brien and Ms. Do:

We refer to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in relation to the Company’s Form 20-F set forth in the comment letter dated July 16, 2009 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt comments on the Form 20-F. The Company notes the Staff’s request that it submit its responses to the comments and related supplemental information within ten business days of the date of the Comment Letter.

As we have discussed in our telephone conversations with Ms. Do last Thursday, on July 10, 2009 the Company filed a registration statement on Form F-3 in relation to the proposed issuance and sale of up to US$300,000,000 of securities, and the potential resale by selling shareholders of American Depositary Shares representing the Company’s shares (the “F-3 Registration Statement”). On behalf of the Company, we have also spoken with Ms. Dorian Miller of the Staff of the Division of Corporation Finance, who has been assigned to review the Company’s F-3 Registration Statement. We have been advised by Ms. Miller that the Company can expect to receive the Staff’s comments on the F-3 Registration Statement in the first week of August.

Accordingly, in order to better coordinate its responses both to the Comment Letter of July 16, 2009 and the comments to be received in relation to the F-3 Registration Statement, the Company has instructed us to request an extension of the time period for submitting its response to the Comment Letter until after it has received and had the opportunity to address the Staff’s comments in relation to the F-3 Registration Statement.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Please feel free to contact me at (212) 626-4695 with any comments or questions. Please also kindly copy me on any future correspondence relating to the Comment Letter at the contact information provided below:

                    Baker & McKenzie LLP

                    1114 Avenue of the Americas

                    New York, New York 10036

                    Tel: +1 212 626 4695

                    Fax: +1 212 310 1802

                    Cell: +1 917 443 6699

                    omer.ozden@bakernet.com

Yours sincerely,

/s/ Omer Ozden
Omer Ozden

cc:	Thomas Gurnee
Xinyuan Real Estate Co., Ltd.

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